news release

Zi Corporation's eZiText licensed by Three
Asian Design Houses for Development of Wireless Devices for China Market

Company Expands and Strengthens Ability to Deliver Value-Added Solutions

CALGARY, AB, April 10, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has added to its growing base of original design manufacturers (ODMs) using the Company's technology by entering into eZiText ® licensing agreements with three leading Asian design houses. The ODMs include Codacom Technologies Co., Ltd., and Intercube Co., Ltd., both located in Korea, and China-based Beijing NGT China Co., Ltd., all of which are focused on penetrating the China market. Zi Corporation vice president of sales and marketing, Gary Mendel, said that establishing relationships with ODMs is a key part of the Company's strategy to increase its access to major wireless original equipment manufacturers (OEMs) and broaden its global market reach.

ODMs can provide OEMs with significant market leverage by providing them a cost effective means of overcoming time to market issues in the development and delivery of new products, as well as help them open new market segments in a timely manner. ODMs typically supply their OEM customers with a number of services that include the design and/or manufacturing of mobile handsets. As part of these services, the ODM may select third party applications such as Zi Corporation's predictive text input, which are integrated into a device during its design.

"The quality of its products and support, combined with the strength of its total Chinese solution and broad range of additional languages for easy localization of handsets in other key markets were key factors in our selection of Zi Corporation's technology," said Mr. Young-Soo Kim, CTO, Intercube.

Codacom designs and manufactures high-advanced, dual color TFT screen general packet radio service (GPRS) handsets for the rapidly growing China market, and has licensed 10 eZiText languages for use in that key market, as well as throughout the rest of Asia and into Europe. Intercube designs and manufactures both code division multiple access (CDMA) and global system for mobile communications (GSM) handsets for OEMs targeting the China market, and Beijing NGT China designs high-end, color screen GSM and GPRS handsets for the market in China.

"Agreements with these three ODMs and others like them, who supply major wireless OEMs, expand and strengthen our ability to drive the timely delivery of intelligent text input solutions within the wireless industry value chain," Mendel said. "Working closely with leading ODMs in key markets is an important part of our thrust to expand our penetration of markets in Asia, Europe and North America."

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Zi Corporation's text input solutions, eZiTapTM and eZiText, provide unique features to optimize text entry and language input on wireless communication devices. Incorporating eZiTap and eZiText into mobile devices enables consumer electronic manufacturers (OEMs and ODMs) and telecom carriers to provide consumers with richer, more personalized text input experiences. eZiTap is a unique combination of multi-tap, prediction and learning functions that enables the dynamic creation of vocabulary. eZiText provides faster and more efficient text messaging through truly predictive-one touch entry and word completion, coupled with the ability to learn from a person's usage patterns and behavior.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText, simplify text entry to provide consumers with easy interaction within short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNetTM, Zi's new client/network based data indexing and retrieval solution increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this news release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this news release is based on current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation does not assume any obligation to update such forward-looking statements.

 For more information:
Allen & Caron Inc Jill Bertotti (investor inquiries) T: +1 (949) 474 4300 Email: jill@allencaron.com	Zi Corporation Dale Kearns Chief Financial Officer T: +1 (403) 233 8875 Email: investor@zicorp.com Website: www.zicorp.com

Allen & Caron Inc
Len Hall (media inquiries)
Phone: +1 (949) 474-4300
E-mail: len@allencaron.com